UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            SCHERER HEALTHCARE, INC.
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                                (Name of issuer)

                          Common Stock, $.01 Par Value
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                                  806530-10-1
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                                 (Cusip Number)


   Bruce L. Newberg                                          Jon Brooks
11601 Wilshire Boulevard                             265 East 66th Street, #25F
 Los Angeles, CA 90025                                  New York, NY   10021


                                -with copies to-

                            Joseph F. Mazzella, Esq.
                             Lane Altman & Owens LLP
                               101 Federal Street
                           Boston, Massachusetts 02110
                                 (617) 345-9800

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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                September 9, 1999
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------                            --------------------------
CUSIP No. 806530-10-1                SCHEDULE 13D             Page 2  of 8 Pages
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1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  BRUCE L. NEWBERG
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2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [ ]
                                                                      (B) [X]
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3.                SEC USE ONLY

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4.                SOURCE OF FUNDS

                  WC, OO
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5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
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6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA
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                              7.      SOLE VOTING POWER

                                      0
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           203,748.78
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             0
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      203,748.78
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11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  203,748.78
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12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                          [ ]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  4.7%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

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CUSIP No. 806530-10-1                SCHEDULE 13D             Page 3  of 8 Pages
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1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  JON BROOKS
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2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) [ ]
                                                                      (B) [X]
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3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS

                  PF
--------------------------------------------------------------------------------
5.                CHECK  BOX IF  DISCLOSURE  OF LEGAL  PROCEEDINGS  IS  REQUIRED
                  PURSUANT TO ITEMS 2(D) OR 2(E)                          [ ]
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6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA
--------------------------------------------------------------------------------
                              7.      SOLE VOTING POWER

                                      121,425
   NUMBER OF                  --------------------------------------------------
    SHARES                     8.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           0
    EACH                      --------------------------------------------------
  REPORTING                    9.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             121,425
                              --------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER

                                      0
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  121,425
--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                          [ ]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  2.8%
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON

                  IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

CUSIP No.  806530-10-1               SCHEDULE 13D            Page 4  of 8 Pages
           -----------                                      --------------------

THIS SCHEDULE 13D AMENDS AND REPLACES THAT CERTAIN SCHEDULE 13G FILED ON BEHALF OF THE REPORTING PERSONS NAMED HEREIN ON APRIL 8, 1998.

ITEM 1.  SECURITY AND ISSUER

         Securities acquired:  Common Stock, par value $.01 ("Common Stock")

         Issuer:  Scherer Healthcare, Inc.

         Principal Executive Offices:       120 Interstate North Parkway, SE
                                            Suite 305
                                            Atlanta, GA 30339

ITEM 2.  IDENTITY AND BACKGROUND

         (a, (b), (c) and (f) This Schedule is being filed jointly by the following reporting persons (hereinafter sometimes collectively referred to as the "Reporting Persons") pursuant to an Agreement of Joint Filing attached hereto as Exhibit A:

         (i) Bruce L. Newberg is an individual with a business address of 1160 Wilshire Boulevard, Los Angeles, CA 90025, whose principal occupation is as a private investor and as a controlling person of Sonoma Capital Partners, LLC, a privately owned limited liability company which is in the business of purchasing for investment and trading purposes, securities and other financial instruments.

         (ii) Jon Brooks is an individual residing at 265 East 66th Street, #25F, New York, New York 10021 whose principal occupation is as head trader of a money management firm having a business address at 450 Park Avenue, New York, New York 10022.

         (d) No events have occurred which would be required to be reported under the provisions of this Item.

         (e) No events have occurred which would be required to be reported under the provisions of this Item.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS

         The source and amount of funds used to acquire the Common Stock beneficially owned by each Reporting Person is as follows:

         (A) The 203,747.78 shares of Common Stock reported herein as beneficially owned by Bruce L. Newberg consists of (i) 200,000 shares beneficially owned by him as co-trustee, together with his wife, of The Newberg Family Trust u/d/t December 18, 1990 (the "Trust"), and (ii) 3,747.78 shares which represent one-half of the Common Stock of the Issuer which may be acquired upon conversion of shares of Convertible Preferred Stock thereof held by a general partnership in which Mr. Newberg has a 50% interest.

          The source of the funds used by Mr. Newberg to purchase Common Stock on behalf of the Trust was trust corpus. The approximate aggregate amount of funds used to purchase such securities for the Trust was $350,000. All such securities were acquired by Mr. Newberg for the Trust in an open market purchase.

         No funds were used to purchase the Convertible Preferred Stock which is the basis of the remaining shares of Common Stock reported herein as beneficially owned by Mr. Newberg. Such Convertible Preferred Shares were received by the partnership of which Mr. Newberg is a partner in an exchange offer transaction completed in fiscal 1994 pursuant to which holders of certain indebtedness of Marquest Medical Products, Inc. were given shares of the Issuer's preferred stock.

CUSIP No.  806530-10-1               SCHEDULE 13D            Page 5  of 8 Pages
           -----------                                      --------------------


         (B) The source of funds used by Jon Brooks to purchase Common Stock of the Issuer were principal in an individual retirement account for the benefit of Mr. Brooks and other personal funds. The approximate aggregate amount of funds from IRA principal was $228,704.23; the approximate amount of other personal funds was $138,230.

ITEM 4.  PURPOSE OF THE TRANSACTION

Each of the Reporting Persons has separately purchased the Issuer's securities for investment purposes. The event being reported on herein is the understanding reached between the Reporting Persons to act together for the purpose of exercising shareholder rights of inspection of the Issuer's records under Delaware law, to cause the Issuer's Board to fully investigate and correct possible breaches of fiduciary duty by directors, including Robert Scherer, the Issuer's Chief Executive Officer, and to fairly evaluate and explore offers by third parties which could result in the sale of the Issuer.

Mr. Bruce Newberg has delivered to the Issuer on behalf of the Trust, a demand to inspect the Issuer's books and records in order to evaluate, among other things, actions taken or considered by the Issuer's Board in response to proposals of third parties to acquire Scherer Healthcare; investigations or actions taken, if any, concerning use or misuse of corporate assets; and investigations concerning allegations made in a civil suit against Mr. Scherer, which suit is described in the Issuer's Form 10-K Report. Mr. Newberg has also delivered to the Board a demand letter, given under Delaware law, that the Board investigate any claims that the Issuer may have against Mr. Scherer, and that such claims, if any, be pursued.

Mr. Jon Brooks attended the Issuer's Annual Meeting of Shareholders on September 15, 1999, and, after being informed that shareholders would not be permitted to ask questions at the meeting, delivered to the Board of Directors a letter requesting that the Board disclose to all shareholders any offers received for the sale of the Issuer, any reasons such sale was not explored or negotiated, and any plans for any future sale of the Issuer or other significant transaction that would benefit shareholders. Such letter also requested information about the Board's actions, or failure to act, to investigate and deliberate on allegations made by a former employee against Mr. Scherer.

The Reporting Persons have agreed to share, in undetermined amounts and proportions, expenses related to any actions that may be taken by them to enforce their rights as shareholders. The actions taken above may lead to a change of control of the Issuer, a change in its management, or other significant transaction.

The Reporting Persons, or either of them individually, may communicate with other shareholders, with management, and with third parties, including potential purchasers, with respect to their investments and their proposals regarding the Company. The Reporting Persons may modify their proposals and intentions based upon developments in the Issuer's business, discussions with the Issuer, actions of management or a change in market or other conditions. The Reporting Persons will continually monitor and evaluate their investment position, or may take other steps, change their intentions, or trade in the Issuer's securities at any time, or from time to time.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) and (b) The beneficial ownership and voting and dispositive power of each of the Reporting Persons over Common Stock of the Issuer as of the date hereof is as follows:

         (i)      The Reporting  Persons  together may be deemed to beneficially
                  own   325,172.78   shares   of  Common   Stock,   constituting
                  approximately 7.5% of the shares outstanding.

         (ii) (A) Mr. Newberg has purchased no shares of Common Stock of the Issuer solely for his own account. However, Mr. Newberg may be deemed to have shared voting and dispositive power

CUSIP No.  806530-10-1                                      Page  6  of 8 Pages
           -----------                                      --------------------



                  over the 200,000 shares representing 4.6% of Common Stock of the Issuer beneficially owned by the Trust of which he is a Trustee.

                  In addition to the above, Mr. Newberg may be deemed to have shared voting power over 3,747.78 shares of Common Stock of the Issuer representing 0.1% by virtue of being a 50% partner of the general partnership which has the right to receive 7,495.56 shares of Common Stock of teh Issuer upon conversion of the Convertible Preferred Stock thereof owned by it.

                  Jon Brooks is the beneficial owner of 121,425 shares representing 2.8% of the Common Stock of the Issuer. 52,025 shares are owned by Mr. Brooks individually; 69,400 shares are owned by an Individual Retirement Account for his benefit.

         The number of shares beneficially owned and the percentage of outstanding shares represented thereby, for each of the Reporting Persons, have been computed in accordance with Rule 13D-3 under the Securities Exchange Act of 1934, as amended. The percentages of ownership described above are based on an aggregate 4,336,234 shares of Common Stock reported outstanding by the Issuer in its Form 10-Q filed on August 16, 1999. Beneficial ownership of shares held or controlled by Mr. Newberg is hereby disclaimed by Mr. Brooks. Beneficial ownership of shares held or controlled by Mr. Brooks is hereby disclaimed by Mr. Newberg.

         (c) There have been no transactions in the class of Securities reported on herein effected by either of the Reporting Persons within the last 60 days

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS AND RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Other  than  as  described  herein,   there  are  no  other  contracts,
arrangements, relationships or understandings between the Reporting Persons with respect to the Common Stock of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit A.  Agreement of Joint Filing

CUSIP No.  806530-10-1                                      Page  7  of 8 Pages
           -----------                                      --------------------


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.



Date:    September 17, 1999                           /S/ Bruce L. Newberg
                                                     ---------------------------
                                                     Bruce L. Newberg



Date:    September 17, 1999                           /S/ Jon Brooks
                                                     ---------------------------
                                                     Jon Brooks

CUSIP No.  806530-10-1                                       Page 8  of 8 Pages
           -----------                                      --------------------



                                    EXHIBIT A
                            AGREEMENT OF JOINT FILING
                            SCHERER HEALTHCARE, INC.
                           COMMON STOCK PAR VALUE $.01

         In accordance with Rule 13D-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the join filing on behalf of each of them of a Statement on Schedule 13D and any and all amendments thereto, with respect to the above referenced securities and that this Agreement be included as an Exhibit to such filing.

         This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

         WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this 17th day of September, 1999.


                                                   By:   /s/ Bruce L. Newberg
                                                      --------------------------
                                                          Bruce L. Newberg

                                                   By:   /s/ Jon Brooks
                                                      --------------------------
                                                          Jon Brooks